AtheroNova, Inc.

2301 Dupont Drive, Suite 525

Irvine, CA 92612

October 24, 2014

SUBMITTED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Johnny Gharib

Re:	AtheroNova, Inc.
Request for Acceleration of Effective Date of the Registration Statement on Form S-1 (File No. 333-194645)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), AtheroNova, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement on Form S-1 (the “S-1 Registration Statement”) to 5:00 p.m., Washington D.C. time, on October 27, 2014, or as soon thereafter as is practicable, unless you are notified, by telephone or in writing, to the contrary by the undersigned, or by Michael L. Lawhead of the law firm of Stradling Yocca Carlson & Rauth, P.C., the Company’s outside legal counsel. This request for acceleration of effectiveness of the S-1 Registration Statement supersedes our acceleration request filed with the Commission on October 21, 2014 that had previously requested acceleration for October 23, 2014.

The Company hereby acknowledges that:

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should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Commission have questions regarding any of the foregoing, please do not hesitate to contact Mr. Lawhead at (949) 725-4277 or via email at mlawhead@sycr.com, or in their absence, please contact me at (949) 476-1100.

We respectfully request that you contact Mr. Lawhead, via telephone, as soon as the S-1 Registration Statement has been declared effective.

Sincerely, ATHERONOVA, INC. /s/ Mark Selawski Mark Selawski Chief Financial Officer

cc:	Tom Gardner, CEO, AtheroNova, Inc.
Norwood P. Beveridge, Loeb & Loeb, LLP